

Notice to the Oslo Stock Exchange

P.O.Box 423 Skøyen, [illegible]
Telephone: +47-22 [illegible]
Telefax: +47-22 [illegible]
www.orkla.com



Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 23 February 2005

ORK – Trade subject to notification

On 22 February 2005, in connection with its option programme, Orkla exercised 7,400 options at a strike price of NOK 135.

After exercise of options, Orkla's holding of Orkla shares is reduced to 6,351,666. A total of 1,806,774 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 synthetic options of the cash bonus programme.

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